BAYCOM CORP

500 Ygnacio Valley Road, Suite 200

Walnut Creek, California 94596

June 16, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BayCom Corp

Request for Acceleration of Effectiveness of

Registration Statement on Form S-3 (File No. 333-271638)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BayCom Corp hereby requests acceleration of the effective date of the above-referenced registration statement to June 21, 2023 at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

BAYCOM CORP

By:	/s/ Keary L. Colwell
Name:	Keary L. Colwell
Title:	Senior Executive Vice President, Chief Financial Officer and Secretary